OMB APPROVAL
OMB Number: 3235-0058
Expires: May 31, 2012
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
001-14691

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Westwood One, Inc.

Full Name of Registrant

Former Name if Applicable
1166 Avenue of the Americas, 10th Floor

Address of Principal Executive Office (Street and Number)
New York, NY 10036

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Westwood One, Inc. (the “Company”; “we” or “our”) has determined that is not in a position to file its Annual Report on Form 10-K for the year ended December 31, 2010 (the “Form 10-K”) by its prescribed due date, March 31, 2011. The Company is presently in discussions with its lenders to amend the terms of its debt agreements to ease its debt leverage covenants with the holders of the Company’s 15.0% Senior Secured Notes due July 15, 2012 (the “Senior Notes”), the outcome of which could have an impact on certain 10-K disclosure and analyses. Additionally, the Company is in the process of completing the annual assessment of goodwill and intangible assets to quantify the amount of the impairment, if any, for the year ended December 31, 2010. We currently anticipate such amount to be in the range of $15.0 million to $25.0 million.
The aforementioned amendment remains subject to the negotiation of a definitive agreement with the Company’s lenders and no assurance can be made that such will be entered into. If we are unable to enter into a new amendment with our lenders or otherwise provide sufficient documentation regarding our lenders’ agreement to certain adjustments we have made to our calculation of Adjusted EBITDA, we will fail to comply with our debt leverage covenants. Such would result in a default under our Senior Notes, which, if we were unable to obtain a waiver from the holders thereof, could accelerate repayment under the Senior Notes and thereby have a material adverse effect on our business. Unless we enter into a definitive agreement with our lenders, there will be substantial doubt about our ability to continue as a going concern.
While the Company’s staff and resources have been substantially committed to completing the foregoing, it ultimately have been unable to complete all of the steps necessary to file its Form 10-K on a timely basis. The Company intends to file its Form 10-K as promptly as practicable and in any event before April 15, 2011, the prescribed due date pursuant to this Form 12b-25.
FORWARD-LOOKING STATEMENTS: Certain statements made in this report contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words or phrases “guidance,” “expect,” “anticipate,” “estimates” and “forecast” and similar words or expressions are intended to identify such forward-looking statements. In addition any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Other key risks are described in the Company’s reports filed with the SEC, including the Company’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this report.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Roderick M. Sherwood, III, President and CFO	212	641.2000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company may have a goodwill and intangible assets impairment in one or both of its businesses. We currently believe such amount to be in the range of $15.0 million to $25.0 million.

Westwood One, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2011	By	/s/ Roderick M. Sherwood, III

Roderick M. Sherwood, III
President and CFO